Filed pursuant to General Instruction II.K. of Form F-9
File No. 333-164300

Prospectus Supplement
(to the Short Form Base Shelf Prospectus Dated January 11, 2010)

THE BANK OF NOVA SCOTIA

US$1,250,000,000

US$500,000,000 2.375% Senior Notes due 2013

US$750,000,000 4.375% Senior Notes due 2021
The US$500,000,000 2.375% Senior Notes due 2013 (the “2013 Notes”) offered by this prospectus supplement (this “Prospectus Supplement”) will bear interest at a rate of 2.375% per year from December 17, 2010 and will mature on December 17, 2013. The US$750,000,000 4.375% Senior Notes due 2021 (the ‘‘2021 Notes” and, together with the 2013 Notes, the ‘‘Notes”) offered by this Prospectus Supplement will bear interest at a rate of 4.375% per year from January 13, 2011 and will mature on January 13, 2021. Interest on the 2013 Notes will be payable in arrears on June 17 and December 17 of each year, commencing June 17, 2011 and continuing until December 17, 2013. Interest on the 2021 Notes will be payable in arrears on January 13 and July 13 of each year commencing on July 13, 2011 and continuing until January 13, 2021. The Notes will be unsecured and unsubordinated obligations of The Bank of Nova Scotia (the “Bank”) and will constitute deposit liabilities of the Bank for purposes of the Bank Act (Canada) (the “Bank Act”). The 2013 Notes offered hereby are an additional issuance of the Bank’s 2013 Notes and will be treated as a single class with the US$1,000,000,000 principal amount of 2013 Notes originally issued on June 17, 2010.
Investing in the Notes involves risks. See the “Risk Factors” sections of the accompanying short form base shelf prospectus of the Bank dated January 11, 2010 (the “Prospectus”) and this Prospectus Supplement.
The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Notes, or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriters’	Net Proceeds
	the Public(1)	Fees	to the Bank(1)(2)

Per 2013 Note	101.991%	0.25%	101.741%
	US$509,955,000	US$1,250,000	US$508,705,000

Per 2021 Note	99.840%	0.45%	99.39%
	US$748,800,000	US$3,375,000	US$745,425,000

Total	US$1,258,755,000	US$4,625,000	US$1,254,130,000

(1)	Plus accrued interest from December 17, 2010 (US$1.72 per US$1,000, US$860,000 in the aggregate), in the case of the 2013 Notes, and January 13, 2011, in the case of the 2021 Notes (if any), in each case, to the date of the applicable delivery. Accrued interest must be paid by the purchasers.
(2)	Before deduction of expenses of issue estimated at US$500,000.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Bank, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The underwriters may sell Notes for less than the initial offering price in circumstances described under “Plan of Distribution.” In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”
There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of their trading prices, the liquidity of the Notes and the extent of issuer regulation. See the “Risk Factors” section in this Prospectus Supplement.
The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. See “Plan of Distribution.”
The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Unless otherwise indicated, all dollar amounts appearing in this Prospectus Supplement are stated in Canadian dollars.

The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. The Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme, on or about January 13, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays Capital	Morgan Stanley	Scotia Capital

Co-Managers

Citi	Deutsche Bank Securities	Goldman, Sachs & Co.	BMO Capital Markets

January 6, 2011

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts, the first part is this Prospectus Supplement, which describes the specific terms of this offering. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to this offering. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference into each of them include important information about the Bank, the Notes being offered and other information investors should know before investing in the Notes.

FORWARD-LOOKING STATEMENTS

The Bank’s public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the SEC, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to the Bank’s credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion in the Bank’s 2010 Annual MD&A (as defined below), which is incorporated by reference herein and which outlines in detail certain key factors that may affect the Bank’s future results.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

AVAILABLE INFORMATION

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Bank is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed with or furnished to the SEC since November 2000 are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR,” as well as from commercial document retrieval services. Any document the Bank files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The Bank’s common shares are listed on the New York Stock Exchange and reports and other information concerning the Bank may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus, solely for the purpose of the Notes offered by this Prospectus Supplement. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus and reference should be made to the Prospectus for full particulars. In addition to the documents incorporated by reference into the accompanying Prospectus, the following documents have been filed with the Ontario Securities Commission and filed with or furnished to the SEC and are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the Bank’s management proxy circular attached to the Notice of Meeting dated February 9, 2010, prepared in connection with the Bank’s annual meeting of shareholders held on April 8, 2010;

(b)	the Bank’s annual information form dated December 3, 2010 (“Annual Information Form”), for the year ended October 31, 2010;

(c)	the Bank’s consolidated balance sheets as at October 31, 2010 and October 31, 2009 and the consolidated statements of income, change in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2010, together with the auditors’ report thereon (“2010 Audited Financial Statements”);

(d)	the Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2010 (“2010 Annual MD&A”); and

(e)	the Bank’s material change report dated November 24, 2010.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or contemplated in this Prospectus Supplement or the accompanying Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, see “Note 31: Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)” in the Bank’s 2010 Audited Financial Statements.

International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises beginning in 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as of November 1, 2010 (transition date). The impact of IFRS on the Bank’s consolidated financial results at the time of transition is dependent upon prevailing business circumstances, market factors and economic conditions at that time, as well as the accounting elections that have not yet been made. As a result, the transition impact is not reasonably determinable at this time. For additional information regarding the Bank’s preparation for the transition to IFRS, see the section entitled “Future accounting changes — Transition to International Financial Reporting Standards (IFRS)” in the 2010 Annual MD&A.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

RECENT DEVELOPMENTS

Proposed Acquisition of DundeeWealth Inc.

Pursuant to an agreement announced on November 22, 2010, the Bank is offering to purchase all of the issued and outstanding shares (other than Series 1 preference shares) of DundeeWealth Inc. (“DundeeWealth”). As of December 10, 2010, the Bank owned 18% of DundeeWealth. As of the date the transaction was announced, the transaction had an approximate cost of $2.3 billion to the Bank for the portion of DundeeWealth not currently owned by the Bank.

DundeeWealth has entered into a support agreement with the Bank, confirming that it will support the offer subject to standard securities law conditions. The Bank has entered into a lock-up agreement with Dundee Corporation, the largest shareholder of DundeeWealth, whereby Dundee Corporation has irrevocably agreed to call and hold a meeting of its shareholders to approve the sale of its DundeeWealth shares to the Bank. As at November 30, 2010, Dundee Corporation (together with its wholly-owned subsidiary) owned approximately 48.4% of the equity interest in DundeeWealth, which represented an aggregate voting interest of approximately 60.5%. The offer is subject to customary conditions, including the receipt of all necessary regulatory and other approvals. The transaction is expected to be completed in early 2011. The Bank does not expect any material impact on its regulatory capital ratios as a result of this transaction.

RISK FACTORS

An investment in Notes of the Bank is subject to certain risks. Before deciding whether to invest in the Notes, investors should carefully consider the risks set out herein and incorporated by reference in this Prospectus Supplement (including subsequently filed documents incorporated by reference herein).

The value of the Notes will be affected by the general creditworthiness of the Bank. Prospective investors should consider the categories of risks identified and discussed in the Bank’s Annual Information Form and the 2010 Annual MD&A, each of which is incorporated herein by reference, including credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk.

The Notes will be unsecured and unsubordinated obligations of the Bank and will rank on a parity with all of the Bank’s other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law. Except to the extent regulatory requirements affect the Bank’s decisions to issue more senior debt, there is no limit on the Bank’s ability to incur additional senior debt.

Real or anticipated changes in credit ratings on the Bank’s deposit liabilities may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank’s liquidity, business, financial condition or results of operations and, therefore, the Bank’s ability to make payments on the Notes could be adversely affected.

The value of the Notes may be affected by market value fluctuations resulting from factors which influence the Bank’s operations, including regulatory developments, competition and global market activity.

Prevailing interest rates will affect the market value of the Notes. Assuming all other factors remain unchanged, the market value of the Notes will decline as prevailing interest rates for similar debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The 2021 Notes are a new issue of securities and, although the 2013 Notes form a single series and are fungible with the Bank’s 2.375% Senior Notes due 2013 issued on June 17, 2010 in the amount of US$1,000,000,000, there may be no market through which the Notes may be sold and purchasers may therefore be unable to resell such Notes. In addition, the Bank does not intend to apply for listing or quotation of the Notes on any securities exchange or automated quotation system. These factors may affect the pricing of the Notes in any secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. Reference is made to “Risk Management — Liquidity Risk” in the 2010 Annual MD&A for a discussion of the Bank’s liquidity risk.

There can be no assurance that an active trading market will develop for either series of Notes after the offering, or if developed, that such a market will be sustained at the offering price of such series of Notes. While certain of the underwriters intend to make a market in each series of Notes, the underwriters will not be obligated to do so and may stop their market-making at any time. In addition, any market-making activities will be subject to limits of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act.

If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance, prospects and other factors. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

The senior debt indenture governing the Notes does not contain any financial covenants and contains only limited restrictive covenants. In addition, the senior debt indenture will not limit the Bank’s or its subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. The Bank’s ability to incur additional indebtedness and use its funds for any purpose in the Bank’s discretion may increase the risk that the Bank will be unable to service its debt, including paying its obligations under the Notes.

The Notes and the related senior debt indenture will be governed by, and construed in accordance with, the laws of the State of New York (other than certain limited provisions that will be governed by the law of the Province of Ontario and applicable laws of Canada). Generally, in an action commenced in a Canadian court for the enforcement of the senior debt indenture or the Notes, a plaintiff will be required to prove those non-Canadian laws as a matter of fact by the evidence of persons who are experts in those laws.

DETAILS OF THE OFFERING

The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of the Debt Securities” in the Prospectus and should be read in conjunction with such description. As used in this description, the terms “the Bank,” “we,” “us” and “our” refer only to The Bank of Nova Scotia and not to any of its subsidiaries. All capitalized terms used under this heading “Details of the Offering” that are not defined herein have the meanings ascribed thereto in the Prospectus.

General

The following is a description of the terms of the US$500,000,000 2.375% Senior Notes due 2013 (the “2013 Notes”) and the US$750,000,000 4.375% Senior Notes due 2021 (the “2021 Notes”) offered by this Prospectus Supplement (which are referred to in this Prospectus Supplement collectively as the “Notes” and in the Prospectus as “Debt Securities”). The 2013 Notes offered hereby are an additional issuance of our 2013 Notes and will be treated as a single class with the US$1,000,000,000 principal amount of 2013 Notes originally issued on June 17, 2010. The Notes are part of the Debt Securities registered by us with the SEC and qualified for distribution in the Province of Ontario. The Notes will constitute our unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt. The Notes are to be issued as two series of senior debt securities under a senior debt indenture among us, Computershare Trust Company, N.A., as United States trustee, and Computershare Trust Company of Canada, as Canadian trustee, which is more fully described in the Prospectus under the heading “Description of the Debt Securities.”

Payment of the principal and interest on the Notes will be made is U.S. dollars. We will pay interest, principal and any other money due on the Notes at the corporate trust office of Computershare Trust Company, N.A., 350 Indiana St., Suite 750, Golden, Colorado 80401, or such other office as may be agreed upon. Holders of Notes must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

The Notes are not entitled to the benefits of any sinking fund.

The provisions of the senior debt indenture relating to defeasance and covenant defeasance (described under the heading “Description of the Debt Securities — Defeasance” in the Prospectus) will apply to each series of Notes.

The Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, each series of Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depositary. You may elect to hold interests in the global notes through either the depositary (in the United States), Clearstream or Euroclear, or indirectly through organizations that are participants in such systems. See “Legal Ownership and Book-Entry Issuance” in the Prospectus.

Maturity

The 2013 Notes will mature on December 17, 2013 and the 2021 Notes will mature on January 13, 2021.

Interest

The 2013 Notes will bear interest from and including December 17, 2010 at a rate of 2.375% per annum and the 2021 Notes will bear interest from and including January 13 , 2011 at a rate of 4.375% per annum. We will pay interest in arrears for the 2013 Notes on June 17 and December 17 of each year, beginning June 17, 2011 and for the 2021 Notes on January 13 and July 13 of each year, beginning July 13, 2011 (each, an “Interest Payment Date”), and on the respective maturity dates. Interest will be payable on each Interest Payment Date to the persons in whose name the 2013 Notes are registered at the close of business on the preceding June 2 or December 2, and to the persons in whose name the 2021 Notes are registered at the close of business on the preceding December 29 or June 28, in each case, whether or not a business day. However, we will pay interest on the respective maturity dates to the same persons to whom the principal will be payable. If any Interest Payment Date or the maturity date falls on a day that is not a business day, we will postpone the making of such interest payment to the next succeeding business day (and no interest will be paid in respect of the delay). A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York, New York or Toronto, Ontario.

Interest on the 2013 Notes will accrue from and including December 17, 2010 to but excluding the first Interest Payment Date and then from and including each Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or the maturity date, as the case may be. Interest on the 2021 Notes will accrue from and including January 13, 2011 to but excluding the first Interest Payment Date and then from and including each Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or the maturity date, as the case may be.

Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Payment of Additional Amounts

All payments made by or on behalf of the Bank under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to the Notes, we will pay to each holder of Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder (such holder, an “excluded holder”) in respect of the beneficial owner thereof:

•	with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian taxes by reason of the holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•	which is subject to such Canadian taxes by reason of the holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that the Bank advises the Trustees and the holders of the Notes then outstanding of any change in such requirements);

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge; or

•	which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the holders of the Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

The Bank will indemnify and hold harmless each holder of Notes (other than an excluded holder) from and against, and upon written request reimburse each such holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such holder as a result of payments made by or on behalf of the Bank under or with respect to the Notes;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income.

In any event, no additional amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the senior debt indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

The Bank (or its successor) may redeem either series of Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to that series of Notes as described under “ — Payment of Additional Amounts;” or

•	on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to that series of Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking pari passu with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with either series of Notes, as applicable, and have the same terms as to status or otherwise as either series of Notes, as applicable.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax considerations applicable to the purchase, ownership and disposition of the Notes by a U.S. Holder (as defined below) that purchases Notes pursuant to this offering at the public offering price on the cover page of this Prospectus Supplement and that holds Notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be applicable to particular U.S. Holders in light of their particular circumstances, nor does it deal with U.S. Holders that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, traders in securities that elect to use a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, persons holding Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. expatriates, persons subject to the alternative minimum tax provisions of the Code and persons whose “functional currency” is not the U.S. dollar. This discussion does not cover any state, local, or non-U.S. tax consequences. This discussion is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that are different from those discussed below. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Note that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding a Note should consult its own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes.

This summary is for general information purposes only, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. Prospective purchasers of the Notes are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws, and the application of the laws of any state, local or non-U.S. taxing jurisdiction, as well as any non-income tax laws, to their particular situations.

Certain Accrued Interest in Respect of the 2013 Notes

A U.S. Holder may be considered to have paid an amount for the 2013 Notes that is attributable to interest accrued on the 2013 Notes prior to the date on which they were purchased pursuant to this offering. Under this characterization, a portion of the first stated interest payment on such 2013 Notes equal to the amount of any such accrued interest may be treated as a return of such accrued interest (thereby reducing the U.S. Holder’s tax basis in such 2013 Notes) and would not be taxable as interest on such 2013 Notes. The U.S. federal income tax treatment of any such accrued interest in respect of the 2013 Notes is subject to uncertainty, and prospective purchasers of the 2013 Notes are urged to consult their own tax advisors with respect to the treatment of such accrued interest.

Interest on the Notes

Interest on a Note generally will be includable in income by a U.S. Holder as ordinary income at the time the interest is paid or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note will constitute foreign source income and will be considered passive category income or, in certain circumstances, general category income. The rules governing the U.S. foreign tax credit are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of U.S. foreign tax credits under their particular circumstances.

Amortizable Bond Premium

If a U.S. Holder purchases a 2013 Note for an amount (exclusive of any amount attributable to any interest accrued on such 2013 Notes prior to the date on which they were purchased pursuant to this offering, as described above under “ —Certain Accrued Interest in Respect of the 2013 Notes”) that is greater than the sum of all of the remaining amounts payable on such 2013 Note (other than stated interest), the U.S. Holder will be considered to have purchased the 2013 Note at a “premium,” in an amount equal to such excess. A U.S. Holder generally may elect to amortize any premium over the remaining term of the 2013 Note on a constant yield basis as an offset to interest when the interest is includible in income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. If a U.S. Holder elects to amortize bond premium, the election will apply to all debt instruments that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or that the U.S. Holder thereafter acquires, and the U.S. Holder may not revoke the election without the consent of the Internal Revenue Service. If you do not make such an election, the premium will be taken into account in computing the gain or loss recognized on your disposition of the 2013 Note because it is part of your tax basis for such note.

Sale, Exchange or Other Disposition of the Notes

Upon the sale, exchange or other disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “ —Interest on the Notes”) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be its cost (except as provided above under “ —Certain Accrued Interest in Respect of the 2013 Notes”) and reduced by any amortized premium. Such gain or loss will constitute a long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year. Long-term capital gains of non-corporate taxpayers (including individuals) may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, such gain or loss will constitute U.S. source income.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. Individuals who fail to comply with these information reporting requirements are subject to penalties. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to a U.S. Holder with respect to payments of principal and interest on a Note and to payments of the proceeds of a sale or other disposition, unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes pursuant to this offering and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes and does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this Prospectus Supplement, the underwriters listed in the table below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Notes set forth opposite each underwriter’s name below.

	Principal Amount		Principal Amount
Underwriter	of 2013 Notes		of 2021 Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	147,500,000	US$	221,250,000
Barclays Capital Inc.		122,500,000		183,750,000
Morgan Stanley & Co. Incorporated		90,000,000		135,000,000
Scotia Capital (USA) Inc.		90,000,000		135,000,000
Citigroup Global Markets Inc.		15,000,000		22,500,000
Deutsche Bank Securities Inc.		15,000,000		22,500,000
Goldman, Sachs & Co.		15,000,000		22,500,000
BMO Capital Markets Corp.		5,000,000		7,500,000

Total	US$	500,000,000	US$	750,000,000

The Notes are being offered by the underwriters subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose initially to offer each series of the Notes to the public at the public offering price on the cover page of this Prospectus Supplement, and may offer the Notes to dealers at those prices less a concession not in excess of 0.15% of the principal amount per 2013 Note and 0.30% of the principal amount per 2021 Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.10% of the principal amount of the 2013 Notes and 0.25% of the principal amount of the 2021 Notes to other dealers. After the initial public offering of the Notes, the underwriters may change the public offering price and discount to broker/dealers.

The expenses of the offering, not including the underwriting commissions, are estimated to be US$500,000 and are payable by the Bank.

The 2021 Notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for each series of Notes. However, they are not obligated to do so and may discontinue making a secondary market for either series of Notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for each series of Notes will be.

The Bank has agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the Notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the Notes offered pursuant to this Prospectus Supplement. It is anticipated that the maximum commission or discount to be received in any particular offering of Notes will be significantly less than this amount.

In the ordinary course of business, the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for the Bank for customary fees. The underwriters and/or their affiliates may provide such services to the Bank in the future.

We expect that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Conflicts of Interest

Because Scotia Capital (USA) Inc. is an affiliate of the Bank and is participating in the distribution of the Notes in this offering as an underwriter, Scotia Capital (USA) Inc. has a “conflict of interest” as defined in FINRA Rule 5121. Consequently, this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA. Scotia Capital (USA) Inc. is not permitted to sell Notes in this offering to accounts over which discretionary control is exercised without the prior specific written authority of the accountholder.

Offering Restrictions

This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has represented and agreed that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada without the consent of the Bank. Each underwriter has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such underwriter. The Notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus Supplement to the public other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Notes described in this Prospectus Supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This Prospectus Supplement and the accompanying Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “Relevant Person”). This Prospectus Supplement and the accompanying Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes offered in this Prospectus Supplement have not been registered under the Securities and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This Prospectus Supplement and the accompanying Prospectus have not been registered as a Prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement, the accompanying Prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in

Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of the Notes, after deducting the estimated expenses of the issue and the underwriters’ commissions, will amount to approximately US$1,254,490,000 (including US$860,000 of accrued interest). Such net proceeds will be added to the Bank’s funds and will be used for general business purposes.

TRADING PRICE AND VOLUME OF THE BANK’S SECURITIES

The following table sets out the price range and trading volume of the Bank’s securities on the Toronto Stock Exchange (as reported by Bloomberg) for the period indicated.

		Preferred Shares
	Common	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Shares	12	13	14	15	16	17	18	20	22	24(1)	26	28	30(2)
January 2010
— High Price ($)	49.53	24.19	22.12	20.97	20.83	24.10	25.00	26.61	26.92	26.73	—	28.21	28.00	—
— Low Price ($)	44.12	23.70	21.68	20.33	20.33	23.46	24.60	26.05	26.06	26.13	—	27.66	27.65	—
— Volume (’000)	60,818	233	117	344	345	237	140	317	307	289	—	291	456	—
February 2010
— High Price ($)	48.33	23.75	21.87	20.56	20.59	23.69	24.88	26.55	26.49	26.55	—	28.22	28.11	—
— Low Price ($)	44.39	23.10	20.99	20.00	20.00	23.01	24.53	26.19	26.10	26.10	—	27.80	27.81	—
— Volume (’000)	48,391	165	249	468	354	150	139	669	223	266	—	267	303	—
March 2010
— High Price ($)	55.33	23.35	21.42	20.18	20.24	23.19	24.74	26.84	26.57	26.65	—	28.42	28.50	—
— Low Price ($)	47.83	22.40	20.29	19.13	19.20	22.21	24.07	26.20	26.18	26.04	—	27.85	27.93	—
— Volume (’000)	75,015	195	285	729	417	182	191	235	367	367	—	975	788	—
April 2010
— High Price ($)	52.45	22.28	20.29	19.39	19.30	22.00	23.86	26.25	26.00	26.24	—	27.96	27.95	24.64
— Low Price ($)	49.34	21.03	19.02	18.24	18.26	21.00	22.60	25.35	25.29	25.40	—	26.44	26.52	23.70
— Volume (’000)	70,697	296	290	479	393	312	416	263	316	435	—	568	752	1,044
May 2010
— High Price ($)	52.89	22.09	20.00	18.94	18.96	22.00	23.49	25.94	25.81	26.08	—	27.25	27.29	24.54
— Low Price ($)	47.71	21.42	19.40	18.37	18.26	21.24	23.00	25.50	25.47	25.40	—	26.36	26.51	23.90
— Volume (’000)	71,839	147	233	304	306	287	267	130	150	184	—	301	366	424
June 2010
— High Price ($)	51.85	23.00	21.00	19.87	19.92	23.00	24.82	26.33	26.32	26.41	—	27.75	27.70	24.85
— Low Price ($)	46.40	21.91	19.89	18.86	18.91	21.82	23.35	25.81	25.73	25.81	—	27.05	27.09	24.35
— Volume (’000)	67,956	181	315	329	262	590	152	170	118	119	—	303	150	279
July 2010
— High Price ($)	52.44	23.90	21.53	20.31	20.37	23.43	24.98	26.34	26.25	26.40	—	27.89	27.92	24.99
— Low Price ($)	47.75	22.67	20.61	19.42	19.35	22.50	24.51	25.82	25.70	25.73	—	27.30	27.25	24.50
— Volume (’000)	61,397	172	279	307	191	428	162	270	186	279	—	261	276	379
August 2010
— High Price ($)	52.49	24.28	22.58	21.25	21.09	24.19	25.25	26.48	26.84	26.75	—	28.43	28.10	25
— Low Price ($)	49	23.32	21.00	20.06	20.06	23.24	24.61	26.10	26.08	26.18	—	27.60	27.61	24.62
— Volume (’000)	69,254	227	284	275	384	301	240	160	257	197	—	201	147	385
September 2010
— High Price ($)	55.20	24.90	23.40	22.46	22.29	24.99	26.09	27.09	26.89	27.58		28.51	28.90	25.63
— Low Price ($)	51.21	24.02	22.02	21.02	20.88	24.00	25.05	26.25	26.50	26.67		27.80	27.92	24.96
— Volume (’000)	72,656	189	281	374	380	803	327	1,001	594	388		570	483	548
October 2010
— High Price ($)	55.76	24.98	23.96	22.59	22.79	24.98	25.87	26.76	26.69	26.97		28.04	28.07	25.49
— Low Price ($)	53.67	24.37	22.50	21.46	21.45	24.33	25.18	26.10	26.00	26.30		27.41	27.42	24.91
— Volume (’000)	50,033	287	363	415	464	620	317	673	391	158		444	340	451
November 2010
— High Price ($)	54.90	25.49	24.38	22.95	23.01	25.19	26.30	26.76	26.87	26.93		28.24	28.16	25.89
— Low Price ($)	52.11	24.77	23.36	22.28	22.21	24.65	25.36	26.11	26.16	26.47		27.56	27.64	25.00
— Volume (’000)	72,246	362	489	684	514	822	277	745	426	305		231	329	333
December 2010
— High Price ($)	57.72	24.99	23.85	22.77	22.63	24.93	25.55	26.50	26.60	26.69		28.00	28.20	25.50
— Low Price ($)	53.58	24.30	23.05	21.35	21.40	24.19	25.03	25.80	25.83	26.02		27.35	27.01	24.80
— Volume (’000)	80,184	205	218	292	392	221	164	271	830	130		399	288	264
January 2011 (to January 5, 2011)
— High Price ($)	57.17	24.69	23.63	22.18	22.17	24.77	25.17	26.44	26.20	26.48		27.48	27.60	25.20
— Low Price ($)	55.84	24.54	23.31	22.01	22.00	24.51	25.05	26.00	26.09	26.21		27.00	27.16	24.99
— Volume (’000)	7,939	26	42	53	33	21	14	8	41	6		40	25	24

(1)	The Preferred Shares, Series 24 were issued on December 12, 2008 by the Bank to Sun Life Financial Inc. as partial consideration for the acquisition by the Bank of trust units of CI Financial Income Fund (now CI Financial Corp.).

(2)	The Preferred Shares Series 30 were issued on April 12, 2010.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon, on behalf of the Bank, by Osler, Hoskin & Harcourt LLP, the Bank’s Canadian and U.S. counsel. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell LLP, the underwriters’ U.S. counsel. As of the date of this Prospectus Supplement, the partners, associates and counsel of Osler, Hoskin & Harcourt LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of any class of the Bank or of any associate or affiliate of the Bank.

INDEPENDENT AUDITORS

KPMG LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors’ Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2010 and 2009 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the years then ended. KPMG LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder. The audited consolidated financial statements of the Bank for each of the two years in the period ended October 31, 2010 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

New Issue	January 11, 2010
Short Form Base Shelf Prospectus

The Bank of Nova Scotia

US$12,000,000,000

Senior Debt Securities
Subordinated Debt Securities (subordinated indebtedness)

The Bank of Nova Scotia (the “Bank”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated notes (the “Senior Debt Securities”) which would constitute deposit liabilities of the Bank for purposes of the Bank Act (Canada) (the “Bank Act”); and (ii) unsecured subordinated notes (the “Subordinated Debt Securities”) which would constitute subordinated indebtedness of the Bank for purposes of the Bank Act.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Debt Securities (as defined below) described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein or in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the underwriters or experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Debt Securities and the Subordinated Debt Securities (collectively, the “Debt Securities”) offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). Information as to a particular offering that is omitted from this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Bank may sell up to US$12,000,000,000 in aggregate initial offering price of the Debt Securities (or the U.S. dollar equivalent thereof if any of the Debt Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments thereto, remains valid. The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of the Bank or the holder, any exchange or conversion terms and any other specific terms.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any combination or basket of such items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The Debt Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by the Bank (such underwriters, dealers and agents are collectively referred to in this Prospectus as “Investment Dealers” and individually as an “Investment Dealer”) or by the Bank directly pursuant to applicable statutory exemptions, from time to time. See “Plan of Distribution.” Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Debt Securities to which the Prospectus Supplement relates, and will also set forth the terms of the offering of such Debt Securities, including the net proceeds to the Bank and, to the extent applicable, any fees payable to the Investment Dealers. The offerings are subject to approval of certain legal matters by the Bank’s counsel.

The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are located at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

Unless otherwise indicated, all dollar amounts appearing in this Prospectus are stated in Canadian dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement.

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

i

FORWARD-LOOKING STATEMENTS

The Bank’s public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the SEC, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to the Bank’s credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion in the Bank’s Annual MD&A (as defined below), which is incorporated by reference herein and which outlines in detail certain key factors that may affect the Bank’s future results.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

AVAILABLE INFORMATION

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Bank is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed with or furnished to the SEC since November 2000 are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR,” as well as from commercial document retrieval services. Any document the Bank files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The Bank’s common shares are listed on the New York Stock Exchange and reports and other information concerning the Bank may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Bank has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-9 with respect to the Debt Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information that is set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to the Bank and the Debt Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the Ontario Securities Commission and filed with or furnished to the SEC and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Bank’s annual information form (the “Annual Information Form”) dated December 8, 2009, for the year ended October 31, 2009;

(b)	the Bank’s management proxy circular attached to the Notice of Meeting dated January 12, 2009, prepared in connection with the Bank’s annual meeting of shareholders held on March 3, 2009;

(c)	the Bank’s consolidated financial statements for the years ended October 31, 2009 and 2008, together with the auditors’ report thereon; and

(d)	the Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2009 (the “Annual MD&A”).

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any unaudited interim financial statements for the three, six or nine month financial periods filed by the Bank with the Ontario Securities Commission after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K by the Bank with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the registration statement of which this Prospectus forms a part.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contemplated in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement unless otherwise expressly provided therein.

Upon a new management proxy circular, annual information form or new annual financial statements, together with the auditors’ report thereon and management’s discussion and analysis contained therein, being filed by the Bank with the Ontario Securities Commission during the currency of this Prospectus, the previous annual information form, management proxy circular, or annual financial statements, as applicable and all interim financial statements, material change reports, and information circulars, as applicable filed prior to the commencement of the Bank’s financial year in which the new management proxy circular, annual information form or annual financial statements are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Copies of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such document) may be obtained on request without charge, by writing to or telephoning the Bank at the following address:

The Bank of Nova Scotia
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Attention: Secretary
Telephone: (416) 866-3672

PRESENTATION OF FINANCIAL INFORMATION

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 29: Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)” in the Bank’s Annual MD&A on Form 40-F for the fiscal year ended October 31, 2009.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus and any applicable Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

BUSINESS OF THE BANK

The Bank is a Canadian chartered bank under the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank is one of North America’s premier financial institutions and Canada’s most international bank. Through its team of close to 68,000 employees, the Bank and its affiliates offer a broad range of products and services, including retail, commercial, corporate and investment banking to almost 14.6 million customers in some 50 countries around the world.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2009 is incorporated by reference from the Bank’s Annual Information Form dated December 8, 2009.

EARNINGS COVERAGE

The following earnings coverage ratios reflect the repurchase by the Bank, on December 15, 2009, of its floating rate subordinated debentures due August 2085 in an aggregate principal amount of US$10.05 million, but do not reflect the issuance of any Debt Securities under this Prospectus.

The Bank’s interest requirements for subordinated debentures, capital instrument liabilities and those instruments that were reclassified as deposits from capital instrument liabilities in accordance with the pronouncements issued by the Canadian Institute of Chartered Accountants amounted to $603 million for the 12 months ended October 31, 2009. The Bank’s earnings before interest and income tax for the 12 months ended October 31, 2009 were $5,246 million, which was 8.7 times the Bank’s aggregate interest requirements for this period.

All amounts appearing under this heading, “Earnings Coverage,” are derived from the Bank’s consolidated financial statements which have been audited and which are incorporated herein by reference.

DESCRIPTION OF THE DEBT SECURITIES

References to “the Bank,” “us,” “we” or “our” in this section mean The Bank of Nova Scotia, and do not include the subsidiaries of The Bank of Nova Scotia. Also, in this section, references to “holders” mean those who own Debt Securities registered in their own names, on the books that we or the applicable trustees maintain for this purpose, and not those who own beneficial interests in Debt Securities registered in street name or in Debt Securities issued in book-entry form through one or more depositaries. When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus, whether they are the holders or only indirect owners of those Debt Securities. Owners of beneficial interests in the Debt Securities should read the section below entitled “Legal Ownership and Book-Entry Issuance.”

The following description sets forth certain general terms and provisions of the Debt Securities. We will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Securities May Be Senior or Subordinated

We may issue Debt Securities which may be senior or subordinated in right of payment. Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.

The Senior Debt Securities will be issued under our senior debt indenture described below and will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law.

The Subordinated Debt Securities will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated debt indenture. Neither indenture limits our ability to incur additional indebtedness.

In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.

Neither the Senior Debt Securities nor the Subordinated Debt Securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

When we refer to “Debt Securities” or “Debt Security” in this section, we mean both the Senior Debt Securities and the Subordinated Debt Securities.

The Senior and Subordinated Debt Indentures

The Senior Debt Securities and the Subordinated Debt Securities are each governed by an indenture — the senior debt indenture, in the case of the Senior Debt Securities, and the subordinated debt indenture, in the case of the Subordinated Debt Securities. When we refer to the “indentures,” we mean both the senior debt indenture and the subordinated debt indenture, and when we refer to the “indenture,” we mean either the senior debt indenture or the subordinated debt indenture, as applicable. Each indenture is a contract between us, Computershare Trust Company, N.A., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee, which act as trustees. When we refer to the “trustees,” we mean both the U.S. trustee and the Canadian trustee, and when we refer to the “trustee,” we mean either the U.S. trustee or the Canadian trustee, as applicable. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the provisions relating to:

•	the events of default, which are more limited in the subordinated debt indenture; and

•	subordination, which are included only in the subordinated debt indenture.

Reference to the indenture or the trustees, with respect to any Debt Securities, means the indenture under which those Debt Securities are issued and the trustees under that indenture.

The trustees have two main roles:

•	The trustees can enforce the rights of holders against us if we default on our obligations under the terms of the indenture or the Debt Securities. There are some limitations on the extent to which the trustees act on behalf of holders, described below under “— Events of Default — Remedies If an Event of Default Occurs.”

•	The trustees perform administrative duties for us, such as sending interest payments and notices to holders and transferring a holder’s Debt Securities to a new buyer if a holder sells.

The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the Debt Securities will be governed by New York law, except that the subordination provisions in the subordinated debt indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law in the senior debt indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. A copy of each of the senior debt indenture and the subordinated debt indenture is an exhibit to the registration statement of which this Prospectus forms a part. See “Available Information” above for information on how to obtain a copy.

General

We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the senior debt indenture and the subordinated debt indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.

This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in an applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplements accompanying this Prospectus. As you read this section, please remember that the specific terms of your Debt Security as described in the applicable Prospectus Supplements will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.

We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material tax considerations applicable to such Debt Securities.

When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series will differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.

We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplements will describe the terms of any Debt Securities being offered, including:

•	the title of the series of Debt Securities;

•	whether it is a series of Senior Debt Securities or a series of Subordinated Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;

•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at our option or the option of the holder;

•	if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if the Debt Securities may be converted into or exercised or exchanged for other of our securities, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of our securities issuable upon conversion, exercise or exchange may be adjusted;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

•	if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “— Events of Default” below;

•	if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.

Market-Making Transactions

One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.

Covenants

Except as described in this sub-section or as otherwise provided in an applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.

Mergers and Similar Events

Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity, or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:

•	When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

•	The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.

We will not need to satisfy the conditions described above if we enter into other types of transactions, including:

•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.

It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.

Changes Requiring Consent of All Holders.  First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected in any material respect by the change under a particular indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Consent.  The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities listed in the first category described above under “— Changes Requiring Consent of All Holders” unless we obtain the individual consent of each holder to the waiver.

Changes Not Requiring Consent.  The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.

We may also make changes or obtain waivers that do not adversely affect in any material respect a particular Debt Security, even if they affect other Debt Securities. In those cases, we do not need to obtain the consent of the holder of the unaffected Debt Security; we need only obtain any required approvals from the holders of the affected Debt Securities.

Modification of Subordination Provisions.  The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated debt indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.

Further Details Concerning Voting.  When seeking consent, we will use the following rules to decide how much principal amount to attribute to a Debt Security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the trustees will be entitled to set a record date for action by holders. If the trustees or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the trustees, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the Debt Securities or request a waiver.

Special Provisions Related to the Subordinated Debt Securities

The Subordinated Debt Securities issued under the subordinated debt indenture will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these Debt Securities.

If we become insolvent or are wound-up, the Subordinated Debt Securities issued and outstanding under the subordinated debt indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of the Bank then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.

For these purposes, “indebtedness” at any time means:

1.	the deposit liabilities of the Bank at such time; and

2.	all other liabilities and obligations of the Bank which in accordance with the accounting rules established for Canadian chartered banks issued under the authority of the Superintendent of Financial Institutions (Canada) or with generally accepted accounting principles (the primary source of which is the Handbook of the Canadian Institute of Chartered Accountants), as the case may be, would be included in determining the total liabilities of the Bank, other than liabilities for paid-up capital, contributed surplus, retained earnings and general reserves of the Bank.

“Subordinated indebtedness” at any time means:

1.	the liability of the Bank in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which will rank equally to the Bank’s outstanding subordinated indebtedness.

The subordination provisions of the subordinated debt indenture are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Conversion or Exchange of Debt Securities

If and to the extent mentioned in the applicable Prospectus Supplements, any Debt Securities may be optionally or mandatorily convertible or exchangeable for other securities of the Bank, into the cash value therefor or into any combination of the above. The specific terms on which any Debt Securities may be so converted or exchanged will be described in the applicable Prospectus Supplements. These terms may include provisions for conversion or exchange, either mandatory, at the holder’s option or at our option, in which case the amount or number of securities the holders of the Debt Securities would receive would be calculated at the time and manner described in the applicable Prospectus Supplements.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplements.

Full Defeasance.  If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•	We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•	We must deliver to the trustees a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

In the case of the Subordinated Debt Securities, the following requirement must also be met:

•	No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.

Covenant Defeasance.  Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplements. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:

•	Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	Deliver to the trustees a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:

•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplements.

•	Any events of default relating to breach of those covenants.

If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?

Under the senior debt indenture, the term “event of default” means in respect of any series of Debt Securities any of the following:

•	We do not pay the principal of or any premium on a Debt Security of that series within five days of its due date.

•	We do not pay interest on a Debt Security of that series for more than 30 days after its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Under the subordinated debt indenture, the term “event of default” in respect of any series of Debt Securities means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Remedies If an Event of Default Occurs.  If an event of default occurs, the trustees will have special duties. In that situation, the trustees will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the trustees or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the trustees must take the aforementioned action or the holders must direct the trustees to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the Bank’s ability to make such payment could be adversely affected.

You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default in which the trustees have the special duties described above, the trustees are not required to take any action under the indenture at the request of any holders unless the holders offer the trustees reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the trustees. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustees. These majority holders may also direct the trustees in performing any other action under the applicable indenture with respect to the Debt Securities of that series.

Before you bypass the trustees and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:

•	the holder of the Debt Security must give the trustees written notice that an event of default has occurred and remains uncured;

•	the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the trustees take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the trustees against the cost and other liabilities of taking that action;

•	the trustees must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•	the trustees have not received any direction from a majority in principal amount of all outstanding Debt Securities that is inconsistent with such written request during such 90-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEES AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will give to the trustees every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.

Form, Exchange and Transfer

Unless we specify otherwise in an applicable Prospectus Supplement, the Debt Securities will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

If a Debt Security is issued as a registered global Debt Security, only the depositary — such as DTC, Euroclear and Clearstream, each as defined below under “Legal Ownership and Book-Entry Issuance” — will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.” Those who own beneficial interests in a global Debt Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”

Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

Holders may exchange or register the transfer of Debt Securities at the office of the applicable trustee. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The trustees act as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The applicable trustee may require an indemnity before replacing any Debt Securities.

Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional agents, they will be named in the applicable Prospectus Supplements. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.

If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

The Trustees

Computershare Trust Company, N.A. and Computershare Trust Company of Canada serve as the trustees for our Senior Debt Securities. Computershare Trust Company, N.A. and Computershare Trust Company of Canada also serve as the trustees for the Subordinated Debt Securities.

The trustees make no representation or warranty, whether express or implied, with respect to the Bank or the Debt Securities and other matters described in this Prospectus. The trustees have not prepared or reviewed any of the information included in this Prospectus, except the trustees have consented to the use of their names. Such approval does not constitute a representation or approval by the trustees of the accuracy or sufficiency of any information contained in this Prospectus.

Payment and Paying Agents

We will pay interest to the person listed in the trustees’ records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in an applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the Debt Securities at the corporate trust office of Computershare Trust Company, N.A. or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustees’ corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.

Notices

We and the trustees will send notices regarding the Debt Securities only to registered holders, using their addresses as listed in the trustees’ records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustees or any other paying agent.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

In this section, we describe special considerations that will apply to registered Debt Securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Debt Securities. Then we describe special provisions that apply to global Debt Securities.

Who is the Legal Owner of a Registered Security?

Each Debt Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Debt Securities representing Debt Securities. We refer to those who have Debt Securities registered in their own names, on the books that we or the trustees maintain for this purpose, as the “registered holders” of those Debt Securities. Subject to limited exceptions, we and the trustees are entitled to treat the registered holder of a Debt Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Debt Security and to exercise all the rights and power as an owner of the Debt Security. We refer to those who own beneficial interests in Debt Securities that are not registered in their own names as indirect owners of those Debt Securities. As we discuss below, indirect owners are not registered holders, and investors in Debt Securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners.  Unless otherwise noted in an applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. This means Debt Securities will be represented by one or more global Debt Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Debt Securities on behalf of themselves or their customers.

Under each indenture (and the Bank Act in the case of subordinated indebtedness), subject to limited exceptions and applicable law, only the person in whose name a Debt Security is registered is recognized as the holder of that Debt Security. Consequently, for Debt Securities issued in global form, we will recognize only the depositary as the holder of the Debt Securities and we will make all payments on the Debt Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Debt Securities.

As a result, investors will not own Debt Securities directly. Instead, they will own beneficial interests in a global Debt Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Debt Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Debt Securities.

Street Name Owners.  We may issue Debt Securities initially in non-global form or we may terminate an existing global Debt Security, as described below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Debt Securities in their own names or in street name. Debt Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Debt Securities through an account he or she maintains at that institution.

For Debt Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Debt Securities are registered as the holders of those Debt Securities, and we will make all payments on those Debt Securities, including deliveries of any property other than cash, to them.

These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Debt Securities in street name will be indirect owners, not registered holders, of those Debt Securities.

Registered Holders.  Subject to limited exceptions, our obligations, as well as the obligations of the trustees under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Debt Securities. We do not have obligations to investors who hold beneficial interests in global Debt Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Debt Security or has no choice because we are issuing the Debt Securities only in global form.

For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Debt Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Debt Securities. When we refer to “your Debt Securities” in this Prospectus, we mean the Debt Securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners.  If you hold Debt Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Debt Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What is a Global Security?

Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. Each Debt Security issued in book-entry form will be represented by a global Debt Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Debt Security for this purpose is called the “depositary” for that Debt Security. A Debt Security will usually have only one depositary but it may have more. Each series of Debt Securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is known as “Euroclear”;

•	Clearstream Banking, société anonyme, which is known as “Clearstream”; or

•	any other clearing system or financial institution named in the applicable Prospectus Supplements.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Debt Security, investors may hold beneficial interests in that Debt Security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your Debt Securities will be named in the applicable Prospectus Supplements; if none is named, the depositary will be DTC.

A global Debt Security may represent one or any other number of individual Debt Securities. Generally, all Debt Securities represented by the same global Debt Security will have the same terms. We may, however, issue a global Debt Security that represents multiple Debt Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Debt Security a master global Debt Security. The applicable Prospectus Supplements will not indicate whether your Debt Securities are represented by a master global Debt Security.

A global Debt Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Debt Securities represented by a global Debt Security, and investors will be permitted to own only indirect interests in a global Debt Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Debt Security is represented by a global Debt Security will not be a holder of the Debt Security, but only an indirect owner of an interest in the global Debt Security.

If an applicable Prospectus Supplement for a particular Debt Security indicates that the Debt Security will be issued in global form only, then the Debt Security will be represented by a global Debt Security at all times unless and until the global Debt Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Debt Securities through another book-entry clearing system or decide that the Debt Securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities.  As an indirect owner, an investor’s rights relating to a global Debt Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Debt Securities and instead deal only with the depositary that holds the global Debt Security.

If Debt Securities are issued only in the form of a global Debt Security, an investor should be aware of the following:

•	an investor cannot cause the Debt Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Debt Securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to own their Debt Securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global Debt Security in circumstances in which certificates representing the Debt Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Debt Security, and those policies may change from time to time. We and the trustees will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Debt Security. We and the trustees also do not supervise the depositary in any way;

•	the depositary may require that those who purchase and sell interests in a global Debt Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Debt Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities, and those policies may change from time to time. For example, if you hold an interest in a global Debt Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Debt Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the trustees do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Debt Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Debt Securities, any beneficial owner entitled to obtain non-global Debt Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Debt Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global Debt Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Debt Securities it represented. After that exchange, the choice of whether to hold the Debt Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Debt Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”

The special situations for termination of a global Debt Security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Debt Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustees that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.

If a global Debt Security is terminated, only the depositary, and neither we nor the trustees for any Debt Securities, is responsible for deciding the names of the institutions in whose names the Debt Securities represented by the global Debt Security will be registered and, therefore, who will be the registered holders of those Debt Securities.

Considerations Relating to DTC

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

Purchases of Debt Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Debt Securities on DTC’s records. Transfers of ownership interests in the Debt Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.

In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Distribution payments on the Debt Securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to Clearstream and Euroclear

Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Euroclear and Clearstream may be depositaries for a global Debt Security. In addition, if DTC is the depositary for a global Debt Security, Euroclear and Clearstream may hold interests in the global Debt Security as participants in DTC.

As long as any global Debt Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Debt Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Debt Security and there is no depositary in the United States, you will not be able to hold interests in that global Debt Security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Debt Securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Debt Securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

PLAN OF DISTRIBUTION

The Bank may sell Debt Securities to or through underwriters or dealers purchasing as principal, and also may sell Debt Securities to one or more purchasers directly or through agents. Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

A Prospectus Supplement will set forth the terms of any offering of Debt Securities, including the name or names of any Investment Dealers, the initial public offering price, the proceeds to the Bank, any underwriting discount or commission to be paid to any Investment Dealers and any discounts, concessions or commissions allowed or re-allowed or paid by any Investment Dealers to other Investment Dealers.

The Debt Securities may be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the Prospectus Supplement if any of such Debt Securities are purchased.

In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the Debt Securities offered by this prospectus; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

Any public offering price and any discounts or concessions allowed or re-allowed or paid to Investment Dealers may be changed from time to time. The Bank may agree to pay the Investment Dealers a commission for various services relating to the issue and sale of any Debt Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Bank. Investment Dealers who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Bank to indemnification by the Bank against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.

In connection with any offering of the Debt Securities (unless otherwise specified in a Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Debt Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

Conflicts of Interest

Our affiliates, Scotia Capital Inc. and Scotia Capital (USA) Inc., may participate in the distribution of the debt Securities as an underwriter, dealer or agent. Any offering of Debt Securities in which Scotia Capital Inc. or Scotia Capital (USA) Inc. participates will be conducted in compliance with the applicable requirements of NASD Rule 2720, a rule of FINRA, and applicable Canadian securities laws. None of Scotia Capital Inc., Scotia Capital (USA) Inc., or any other FINRA member participating in an offering of these Debt Securities that has a conflict of interest will confirm initial sales to any discretionary accounts over which it has authority without prior specific written approval of the customer.

TRADING PRICE AND VOLUME OF BANK’S SECURITIES

The following table sets out the price range and trading volume of the Bank’s securities on the Toronto Stock Exchange (as reported by Bloomberg) for the periods indicated.

		Preferred Shares
	Common	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Shares	12	13	14	15	16	17	18	20	22	24(1)	26(2)	28(3)
January 2009
— High Price ($)	34.00	20.61	19.53	18.40	17.85	20.98	22.00	23.90	22.75	23.24	—	25.35	25.00
— Low Price ($)	27.35	19.43	17.53	17.06	16.57	19.60	20.35	22.00	20.80	21.15	—	24.90	24.80
— Volume (’000)	80,310	162	299	260	301	180	243	371	179	195	—	1,489	496
February 2009
— High Price ($)	31.55	20.40	18.90	18.47	17.98	20.30	21.87	23.00	23.00	22.74	—	25.40	25.44
— Low Price ($)	23.99	19.55	17.73	17.20	16.45	19.32	20.41	22.00	21.00	21.15	—	24.80	24.75
— Volume (’000)	73,869	138	122	213	186	144	151	200	109	103	—	597	1,516
March 2009
— High Price ($)	33.18	20.00	18.37	17.47	17.00	20.05	21.74	23.64	22.35	22.00	—	25.59	25.74
— Low Price ($)	25.28	18.82	17.26	16.05	15.81	18.13	19.85	22.00	19.20	19.60	—	25.00	25.07
— Volume (’000)	97,572	164	199	263	348	180	105	184	228	138	—	763	778
April 2009
— High Price ($)	35.85	21.18	19.05	18.00	17.92	21.45	22.28	24.10	24.43	23.70	—	26.96	27.40
— Low Price ($)	30.30	19.41	17.57	16.66	16.61	19.25	20.95	22.83	21.75	22.00	—	25.33	25.48
— Volume (’000)	103,382	120	151	188	457	189	130	291	235	175	—	680	665
May 2009
— High Price ($)	39.00	21.96	19.90	18.71	18.91	22.29	23.99	25.00	24.70	24.75	—	26.99	27.31
— Low Price ($)	25.09	21.00	19.06	17.81	17.80	21.37	22.32	23.91	23.90	23.70	—	26.35	26.29
— Volume (’000)	77,234	241	204	350	253	339	117	605	314	381	—	392	327
June 2009
— High Price ($)	44.51	22.15	20.24	19.45	19.26	21.95	23.69	25.70	25.28	25.45	—	27.50	27.99
— Low Price ($)	38.61	21.50	19.53	18.52	18.49	21.01	22.97	24.90	24.40	24.41	—	26.80	26.66
— Volume (’000)	75,551	202	211	196	330	316	183	494	506	331	—	422	339
July 2009
— High Price ($)	46.51	22.97	21.23	19.85	19.93	22.68	24.20	26.20	26.00	26.19	—	28.00	28.00
— Low Price ($)	39.60	21.53	19.80	18.60	18.52	21.16	23.13	25.08	24.90	25.08	—	27.20	27.00
— Volume (’000)	71,182	222	232	228	235	720	152	698	411	323	—	456	339
August 2009
— High Price ($)	48.62	24.36	22.31	21.20	21.16	24.23	25.40	26.15	26.00	26.00	—	27.82	28.07
— Low Price ($)	43.16	22.66	20.80	19.76	19.76	22.50	24.31	25.84	25.56	25.59	—	27.40	27.47
— Volume (’000)	74,645	151	562	306	289	319	299	265	478	270	—	692	243
September 2009
— High Price ($)	49.19	24.45	21.99	20.79	20.85	23.97	25.30	26.39	26.15	26.21	—	28.18	28.14
— Low Price ($)	42.95	23.44	21.46	20.42	20.40	23.50	24.92	26.00	25.76	25.66	—	27.71	27.66
— Volume (’000)	84,570	121	188	334	473	265	336	405	317	283	—	537	426
October 2009
— High Price ($)	49.14	24.25	21.99	20.60	20.63	23.91	25.19	26.28	26.18	25.98	—	28.00	28.09
— Low Price ($)	43.48	22.78	20.66	19.30	19.40	22.57	23.71	25.60	25.28	25.20	—	27.10	27.02
— Volume (’000)	64,995	167	221	316	307	203	156	215	282	431	—	444	544
November 2009
— High Price ($)	49.00	23.77	21.83	20.44	20.39	23.60	24.90	26.44	26.35	26.38	—	27.95	27.98
— Low Price ($)	44.84	22.81	20.70	19.50	19.50	22.76	24.38	25.72	25.65	25.67	—	27.14	27.28
— Volume (’000)	57,660	190	148	254	213	262	173	426	303	252	—	360	309
December 2009
— High Price ($)	49.93	24.10	22.34	21.12	20.79	24.11	25.39	26.75	26.83	26.72	—	28.25	28.33
— Low Price ($)	46.55	23.54	21.60	20.05	20.10	23.50	24.54	26.35	26.04	26.10	—	27.50	27.88
— Volume (’000)	69,768	174	218	363	361	185	122	157	121	217	—	345	168
January 2010 (to January 8, 2010)
— High Price ($)	49.53	23.96	21.99	20.83	20.70	23.99	24.96	26.61	26.92	26.68	—	28.05	27.99
— Low Price ($)	48.81	23.70	21.72	20.33	20.33	23.61	24.60	26.05	26.31	26.30	—	27.66	27.67
— Volume (’000)	15,999	96	17	173	71	82	86	63	40	96	—	58	61

(1)	The Preferred Shares, Series 24 were issued on December 12, 2008 by the Bank to Sun Life Financial Inc. as partial consideration for the acquisition by the Bank of trust units of CI Financial Income Fund (now CI Financial Corp.).

(2)	The Preferred Shares, Series 26 were issued on January 21, 2009.

(3)	The Preferred Shares, Series 28 were issued on January 30, 2009.

PRIOR SALES

In the 12-month period ending on January 11, 2010, the Bank issued the following debt securities which are not listed on any exchange or quoted in any marketplace:

		Issue Price to
		Public per $1,000	Number of
Security	Date Issued	Principal Amount	Securities Issued

$1.0 Billion 6.65% Debentures due 2021	January 22, 2009	$999.83	1,000,000
$1.0 Billion 4.94% Debentures due 2019	April 15, 2009	$999.69	1,000,000

RISK FACTORS

Investment in the Debt Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Debt Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Debt Securities. Prospective investors should consider the categories of risks identified and discussed in the Bank’s Annual Information Form and the Annual MD&A, each of which is incorporated herein by reference, including credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds to the Bank from the sale of the Debt Securities will be added to the general funds of the Bank and utilized for general banking purposes. The application of the proceeds will depend upon the funding requirements of the Bank at the time.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST
THE BANK, ITS MANAGEMENT AND OTHERS

The Bank is incorporated under the laws of Canada pursuant to the Bank Act. Many of its directors and executive officers, including many of the persons who will sign the registration statement on Form F-9, of which this Prospectus forms a part, and some of the experts named in this Prospectus, reside outside the United States, and a substantial portion of the Bank’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws.

The Bank has been advised by Osler, Hoskin & Harcourt LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Bank has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

INDEPENDENT AUDITORS

KPMG LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors’ Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2009 and 2008 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the years then ended. KPMG LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder. The audited consolidated financial statements of the Bank for each of the two years in the period ended October 31, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of KPMG LLP; the consent of Osler, Hoskin & Harcourt LLP; powers of attorney from directors and officers of the Bank; the forms of indentures relating to the Debt Securities; and the statement of eligibility of the trustee on Form T-1.

The Bank of Nova Scotia

US$1,250,000,000
US$500,000,000 2.375% Senior Notes due 2013
US$750,000,000 4.375% Senior Notes due 2021

PROSPECTUS SUPPLEMENT

January 6, 2011

Joint Book-Running Managers

BofA Merrill Lynch
Barclays Capital
Morgan Stanley
Scotia Capital

Co-Managers

Citi
Deutsche Bank Securities
Goldman, Sachs & Co.
BMO Capital Markets